UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

PHX Minerals Inc.

(Name of Subject Company)

PHX Minerals Inc.

(Names of Persons Filing Statement)

Common Stock, $0.01666 par value per share

(Title of Class of Securities)

69291A100

(CUSIP Number of Class of Securities)

Chad L. Stephens
President and Chief Executive Officer
PHX Minerals Inc.
1320 South University Drive, Suite 720
Fort Worth, TX 76107
(405) 948-1560

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert J. Mittman, Esq.
Brad L. Shiffman, Esq.
Blank Rome LLP
1271 Avenue of the Americas
New York, NY 10020
(212) 885-5000

Ralph D’Amico
Chief Financial Officer
PHX Minerals Inc.
1320 South University Drive, Suite 720
Fort Worth, TX 76107
(405) 948-1560

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by PHX Minerals Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 22, 2025. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by WhiteHawk Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned, direct subsidiary of WhiteHawk Acquisition, Inc., a Delaware corporation (“Parent”), to acquire any and all of the issued and outstanding Shares at a price per Share of $4.35, in cash, net to the holder thereof, without interest and subject to applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2025 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by WhiteHawk Income Corporation, Parent and Merger Sub with the SEC on May 22, 2025, and is made upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange. The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment No. 1 refer to the Schedule 14D-9.

Unless stated otherwise, the new text in the supplemental information is bolded, underlined and blue text and any deleted text is bolded, denoted and red text with a strikethrough to highlight the supplemental information being disclosed.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The subsection of Item 3 of the Schedule 14D-9 entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates – Potential for Future Arrangements” is hereby amended as follows:

On page 12, the second full paragraph is amended and restated as follows:

In accordance with the Merger Agreement, the employment of Messrs. Stephens and D’Amico will be terminated at the Effective Time. None of the proposals or indications of interest received by the Company from WhiteHawk referenced management or officer retention following a transaction. However, ~~I~~it is possible that continuing employees of the Company (which will not include Messrs. Stephens or D’Amico, the executive officers of the Company) will enter into new compensation arrangements with the Surviving Corporation. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of the Surviving Corporation, and/or retention. Any such arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Offer; Reasons for the Recommendation of the Board – Initial Engagement with WhiteHawk Following Unsolicited Offer” is hereby amended as follows:

On page 16, the fifth full paragraph is amended and restated as follows:

At a meeting of the Board on September 18, 2023, at which Mr. D’Amico and representatives of Jackson Walker were also present, the Board established a committee comprised solely of independent and disinterested directors (the “Special Valuation Committee”) to evaluate the September 14 Proposal from WhiteHawk and to assist the Board in determining the fair value of the Company. The Special Valuation Committee was also formed to address any conflict that might develop during the process. As noted below, no such conflict arose during the process. The following members of the Board were appointed to the Special Valuation Committee: Mark T. Behrman, Glen A. Brown, Lee M. Canaan, Steven L. Packebush, John H. Pinkerton and Peter B. Delaney. The Board determined that each of the members of the Special Valuation Committee was independent and disinterested, including with respect to WhiteHawk and a proposed transaction involving WhiteHawk. In May 2024, Mr. Delaney subsequently retired from the Board.

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Offer; Reasons for the Recommendation of the Board – Evaluation of Strategic Alternatives and Formal Auction Process” is hereby amended as follows:

On page 19, the last paragraph is amended and restated as follows:

From December 2024 through January 2025, Company management and representatives of RBCCM gathered due diligence materials and prepared a virtual data room to be used in the Strategic Alternatives Process. During that period, the Company and RBCCM ultimately identified and contacted approximately 60 potential buyers over the course of the next several weeks, including Party A. Approximately 25 potential buyers ultimately signed confidentiality agreements containing customary confidentiality, non-solicitation and standstill provisions (including, for certain of the confidentiality agreements, a “don’t ask, don’t waive” provision, and for all confidentiality agreements, including all confidentiality agreements containing a “don’t ask, don’t waive” provision, a “fall-away” provision such that the standstill provisions (including any “don’t ask, don’t waive” provision) would cease to be of any further force and effect in the event that, among other things, the Company enters into a definitive agreement for a transaction involving all or a controlling portion of the Company’s equity securities (whether by merger, tender or exchange offer or otherwise)) in connection with their participation in the Strategic Alternatives Process, and the Company provided access to the virtual data room to the potential buyers that signed confidentiality agreements. During January and February 2025, members of the Company’s senior management and representatives of RBCCM met with approximately 15 potential buyers for management presentations. Representatives of RBCCM directed the potential buyers to submit an initial proposal by February 19, 2025 for the Company’s consideration and notified the potential buyers that the Company’s preference was for an all-cash transaction involving the acquisition of all of the issued and outstanding Shares.

On page 21, the second full paragraph is amended and restated as follows:

On March 18, 2025, WhiteHawk submitted a revised non-binding proposal to the Company as part of the second round of the Strategic Alternatives Process (the “Revised Bid Letter”). The Revised Bid Letter proposed an all-cash transaction with a purchase price of $4.50 per Share. The Revised Bid Letter additionally proposed, in the alternative, a stock-for-stock merger transaction involving WhiteHawk and the Company, whereby the Company’s stockholders would own approximately 47% of the pro forma common equity of the combined company (lowered from the 65% proposed in the Initial Bid Letter following a substantial acquisition consummated by WhiteHawk following submission of the Initial Bid Letter). The Revised Bid Letter also stated that WhiteHawk expected to enter into employment agreements with certain key employees of the Company at the closing. Representatives of WhiteHawk and Stephens Inc., financial advisor to WhiteHawk (“Stephens”) separately indicated to representatives of RBCCM that the key employees WhiteHawk intended to retain following the closing did not include either of the Company’s executive officers and that WhiteHawk intended to terminate each of the Company’s executive officers at the closing. WhiteHawk also submitted, alongside the Revised Bid Letter, a full markup of the auction draft merger agreement and drafts of a form of Equity Commitment Letter, a Limited Guarantee, a form of Tender and Support Agreement, a Debt Commitment Letter and an Incremental Term Sheet with respect to the proposed debt financing.

On page 21, the last full paragraph is amended and restated as follows:

On March 25, 2025, WhiteHawk submitted a further revised non-binding proposal to the Company (the “Final Bid Letter”), which increased the fully-diluted share count as requested by representatives of RBCCM to reflect the payout of the Performance-Based Restricted Shares at maximum performance, and included a request that the Company agree to enter into exclusive negotiations with WhiteHawk for a period of three weeks. The Final Bid Letter also stated that, for purposes of its calculations of anticipated change of control payments under its proposed sources and uses of funds for the transaction, WhiteHawk did not assume that it will retain any Company employees following the closing. The Final Bid Letter otherwise largely reiterated the terms of the Revised Bid Letter, including proposing an all-cash transaction with a purchase price of $4.50 per Share or, in the alternative, a stock-for-stock merger transaction involving WhiteHawk and the Company whereby the Company’s stockholders would own approximately 47% of the pro forma common equity of the combined company.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of the Company’s Financial Advisor” is hereby amended as follows:

On page 31, the last paragraph is amended and restated as follows:

Unless the context indicates otherwise, the analyses performed below were calculated using (i) the closing prices of Shares and the selected U.S. companies in the oil and gas minerals and royalties sector and other non-operating oil and natural gas businesses as of May 7, 2025, (ii) historical, financial and operating data for the selected companies based on publicly available information for each company as of May 7, 2025, (iii) the Enterprise Value for the Company based on net debt as of March 31, 2025 (which net debt amount was approximately $17.2 million), and (iv) per share amounts for the Company based on diluted shares outstanding as of May 6, 2025 (which number of diluted shares was approximately 39.1 million). The calculations of Resource Information for the Company were as estimated as of April 1, 2025 by the management of the Company. Calculations of Resource Information and other crude oil, natural gas and NGLs resources criteria were based on management estimates; none of which were based on SEC reserve criteria. All market based commodity price assumptions were based on pricing data as of May 7, 2025. Unless the context indicates otherwise, estimates of Adjusted EBITDA for each of calendar years 2025 (“2025E”) and 2026 (“2026E”) for (i) the selected companies were based on median consensus Wall Street analyst estimates (such median consensus estimates, “Wall Street research”) available as of May 7, 2025, and (ii) the Company were based on the Company Projections.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of the Company’s Financial Advisor – Financial Analyses – Net Asset Value Analyses” is hereby amended as follows:

On page 32, the first full paragraph is amended and restated as follows:

Net Asset Value Analyses. RBCCM performed a net asset value (“NAV”) analysis of the Company by calculating the estimated net present value of its estimated crude oil, natural gas and NGLs Resources in the Proved Development Producing and Undeveloped Resources categories of its oil and gas mineral rights as of April 1, 2025, based on the Resource Information. RBCCM performed this analysis using pricing assumptions based on Strip

Pricing and Consensus Pricing (each as defined below) as of May 7, 2025, in each case, through year-end 2029, and held flat thereafter, pursuant to instruction from management of the Company. RBCCM selected discount rates of 12.5% to 14.5%, ~~which reflected RBCCM’s estimate of~~ using its professional judgment as to the Company’s weighted average cost of capital (“WACC”), and applied such range of discount rates to the projected cash flows from the estimated crude oil and gas reserves to arrive at resource value reference ranges.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of the Company’s Financial Advisor – Financial Analyses – Discounted Cash Flow Analysis” is hereby amended as follows:

On page 32, the fourth full paragraph is amended and restated as follows:

RBCCM performed the discounted cash flow analysis using (i) discount rates ranging from 12.5% to 14.5% ~~based on an estimated~~, using its professional judgment as to the Company’s WACC ~~of the Company~~, and (ii) a terminal value at the end of the forecast period, using terminal multiples selected by RBCCM in its professional judgment ranging from 5.0x to 7.0x estimated calendar year 2030 (“2030E”) Adjusted EBITDA, which estimated Adjusted EBITDA was selected as the terminal year Adjusted EBITDA for the Company based on the Company Projections. RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. The discounted cash flow analysis indicated the following implied equity value per share reference ranges as compared to the Offer Price.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of the Company’s Financial Advisor – Financial Analyses – Selected Public Companies Analysis” is hereby amended as follows:

On page 33, the second full paragraph is amended and restated as follows:

From this data, and in light of the qualitative factors described above, RBCCM selected Enterprise Value reference ranges for the Company using Adjusted EBITDA multiples for 2026E of 7.0x—8.2x (based on the Company Projections and using the New York Mercantile Exchange contract pricing (“Strip Pricing”) and Wall Street research pricing estimates (“Consensus Pricing”) for future crude oil, natural gas and NGLs commodity prices as of May 7, 2025), selected by RBCCM based on its professional judgment. RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied equity value per share reference ranges for Shares as compared to the Offer Price:

The subsection of Item 4 of the Schedule 14D-9 entitled “Certain Company Projections – Projections” is hereby amended as follows:

Footnote (2) of the second table on page 37 is amended and restated as follows:

Unlevered Free Cash Flow is defined as EBITDA less corporate taxes and capital expenditures. Free cash flow is not a measure of financing performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. Unlevered Free Cash Flow amounts were used by RBCCM in connection with its financial analyses described above.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

On page 38, the third full paragraph is amended and restated as follows:

Under its engagement agreement with the Company, RBCCM became entitled to a fee of $1,500,000 upon the delivery of its written opinion in connection with the Offer, without regard to the conclusion therein or to whether such opinion was accepted or the Offer is consummated. If the Company consummates the Offer, RBCCM will receive a transaction fee currently estimated to be $4,000,000 payable upon such consummation, against which the RBCCM received opinion fee will be credited. The Company has also agreed to indemnify RBCCM for certain liabilities that may arise out of its engagement, and to reimburse certain out-of-pocket expenses incurred by RBCCM in performing its services. The terms of RBCCM’s engagement letter were negotiated at arm’s length between the Company and RBCCM, and the Board was aware of this fee arrangement at the time it reviewed and approved the Merger Agreement.

On page 38, the fourth full paragraph is amended and restated as follows:

The Company also retained Intrepid to serve as a financial co-advisor in connection with the Transaction. The Company selected Intrepid as a financial co-advisor because, among other things, it is an independent investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in the oil & gas industries. In connection with Intrepid’s services as a financial co-advisor to the Company, the Company has agreed to pay Intrepid an aggregate fee of approximately $250,000, payable upon the Closing. Intrepid was not requested to, and did not, deliver an opinion in connection with the Transaction. In the two years prior to the date of the execution of the Merger Agreement, Intrepid and its affiliates have not performed any investment banking, commercial banking or financial advisory services for, nor received any fees from, the Company, WHIC or EIG Global Energy Partners or any of their affiliates in connection with investment banking, commercial banking or financial advisory services.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 12, 2025

PHX MINERALS INC.

By:	/s/ Chad L. Stephens
Name: Chad L. Stephens
Title: President and Chief Executive Officer